China Housing & Land Development, Inc.

1008 Liuxue Road, Baqiao District

 Xi’an, Shaanxi Province

 China 710038

March 12, 2014

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E

Washington, D.C.20549

RE:	China Housing & Land Development, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2012
Filed November 20, 2013
Response Letter Filed January 7, 2014
File No. 1-34065

Dear Mr. O’Brien:

On behalf of China Housing & Land Development, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February10, 2014 (the “Letter”), with respect to our annual report on Form 10-K/A for the fiscal year ended December 31, 2012 (the “10-K/A”) and response letter filed on January 7, 2014. Our disclosures herein are in draft form. Once all comments are final and all draft disclosures have been approved we will submit our amendments to the 10-K as necessary. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.	As previously observed, it does not appear that the audit reports on pages 47-48 fully comply with Article 2-02 of Regulation S-X. Please file an amendment to the 2012 10-K that includes appropriate audit reports covering the 2010 and 2011 periods. Your impending 2013 10-K should also be compliant with this comment.

Response:

The Company respectfully advises the Staff that our independent auditor is in the process of reissuing the audit reports and we will file an amendment to the 2012 10-K soon.

2.	Based on the projections included in your response letter, it appears that your primary basis for having expensed only $3 million (through 2012) of the $48 million intangible acquired in 2007 is that you expect an extraordinary amount of profits to be generated in future periods. Specifically, we understand from your prior disclosures that approximately $30 million of profits have been recognized on the 487 acre development project through 2012, whereas the expected profits from the 2013-2018 Puhua Phases III & IV + Golden Bay + Textile City projects aggregate to approximately $900 million at a 6.1 RMB/USD exchange rate. In future filings, including your 2013 Form 10-K, please expand your critical accounting policy on this significant intangible asset to clearly inform investors about the subjective estimates which support your accounting. For example, given that your 2008-2013 operating profits (revenues less COGS and operating expenses) total approximately $75 million, please explain to your investors how you reasonably project that $900 million of future profits will be generated by this asset.

Explain also the specific assumptions you made in concluding that the profit margins on Puhua Phases III & IV, Golden Bay and Textile City will range between 39% and 55% given that the gross margins (which are obviously higher than operating margins) reflected in your historical financial statements have only ranged from 23%-31%. If you expect a substantial reduction in labor and materials costs then please explain the basis for that assumption. If you expect a substantial increase in demand and/or prices then fully disclose the specific economic and demographic data you relied upon to make that assumption. Further, reconcile your assumptions with the fact that the local government has issued a mandate to “slow down LUR sales.” See Section 501.14 of the Financial Reporting Codification. Note that if at any time you and your auditors are unable to reasonably conclude that the projections included in your letter are objective and reasonable, then your accounting should be revised accordingly.

Response:

The Company respectfully advises the Staff the following:

In our 2013 10-K and future filings, we will expand our accounting policy on this intangible asset and the specific assumptions we used in our calculations in accordance with this comment.

If you have any further questions or comments, please contact our special counsel, Thomas Wardell, McKenna Long & Aldridge LLP, 303 Peachtree Street, Suite 5300, Atlanta, GA 30308; Telephone: 404-527-4990 (DirectPhone), 404-527-8890 (Direct Fax), twardell@mckennalong.com.

Sincerely,

XiaoHongFeng
Chief Executive Officer